UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. __*)

Under the Securities Exchange Act of 1934

Heartland Financial USA, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42234Q102
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒       Rule 13d-1(b)

☐        Rule 13d-1(c)

☐        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42234Q102	13G

1	NAME OF REPORTING PERSON I.R.S. Identification Nos. of above persons (entities only) Dubuque Bank and Trust Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commercial bank organized under the laws of the State of Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 45,602 shares
	6	SHARED VOTING POWER 170,982 shares
	7	SOLE DISPOSITIVE POWER 45,602 shares
	8	SHARED DISPOSITIVE POWER 170,982 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,584 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.32%
12	TYPE OF REPORTING PERSON (See Instructions) BK

STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

Item 1.

    (a)               Name of Issuer
  Heartland Financial USA, Inc.

    (b)               Address of Issuer’s Principal Executive Offices
  1398 Central Avenue
           Dubuque, Iowa 52001

Item 2.

    (a)               Name of Person Filing
  Dubuque Bank and Trust Company

    (b)               Address of Principal Business Office or, if none, Residence
   1398 Central Avenue
            Dubuque, Iowa 52001

    (c)                Citizenship
  A commercial bank organized under the laws of the State of Iowa

    (d)               Title of Class of Securities
   Common Stock

    (e)               CUSIP Number
   42234Q102

Item 3.            If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a)    ☐    Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
    (b)    ☒    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
    (c)    ☐    Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
    (d)    ☐    Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
    (e)    ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
    (f)     ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
    (g)    ☐    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
    (h)    ☐    A savings associations as defined in Section 3(b) of the Federal Deposit
 Insurance Act (12 U.S.C. 1813);
    (i)    ☐    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of
                  1940 (15 U.S.C. 80a-3);
    (j)    ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.            Ownership

    (a)           Amount Beneficially Owned

The amount of securities reported as beneficially owned consists of 216,584 shares of the Issuer’s common stock for which the Reporting Person serves as sole or co-fiduciary with respect to trust and other accounts.  With respect to such shares, the Reporting Person has sole voting and investment power with respect to 45,602 shares and shared voting and investment power over 170,982 shares.

The amount reported as beneficially owned does not include 1,835,524 shares held in trust or other fiduciary accounts over which the Reporting Person has no voting or investment power.  The 216,584 shares over which the Reporting Person has sole or shared voting for investment power, and the 2,052,108 total shares held by the Reporting Person (which such figure consists of the 216,584 shares with sole or shared voting and investment power and the 1,835,524 with no voting or investment power) represent 1.32% and 12.49%, respectively, of the issued and outstanding shares of the Issuer.  The Reporting Person disclaims beneficial ownership of all 2,052,108 shares and the report shall not be construed as an admission of beneficial ownership for the purposes of Section 13 or any other purpose.

    (b)           Percent of Class
    1.32%

    (c)            Number of shares as to which the person has:

            (i)     sole power to vote or to direct the vote
     45,602

            (ii)             shared power to vote or to direct the vote
     170,982

            (iii)           sole power to dispose or to direct the disposition of
   45,602

            (iv)           shared power to dispose or to direct the disposition of
     170,982

Item 5.            Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.            Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.            Identification and Classification of Members of the Group
N/A

Item 9.            Notice of Dissolution of Group
N/A

Item 10.          Certification

    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

Date
Dubuque Bank and Trust Company

By:  /s/ Paul J. Peckosh
Paul J. Peckosh
Executive Vice President, Trust